UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Commission File Number 1-5828

LATROBE STEEL COMPANY VOLUNTARY INVESTMENT
PROGRAM

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania, 19610

(Address of principal executive office of the issuer

Latrobe Steel Company Voluntary Investment Program

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm on the

Financial Statements and Supplementary Schedule

To the Participants and Administrator of
the Latrobe Steel Company Voluntary Investment Program

We have audited the accompanying statements of net assets available for benefits of the Latrobe Steel Company Voluntary Investment Program (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania
June 27, 2014

Latrobe Steel Company Voluntary Investment Program

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Investments, at fair value:
Registered investment companies	$13,708,651	$10,704,658
Interest in Carpenter Technology Master Trust Fund	2,261,207	—
Total investments	15,969,858	10,704,658
Receivables:
Notes receivable from participants	257,721	265,179
Due from broker	—	1,877,100
Total receivables	257,721	2,142,279
Net assets reflecting investments at fair value	16,227,579	12,846,937
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,865)	—
Net assets available for benefits	$16,207,714	$12,846,937

See accompanying notes to financial statements.

Latrobe Steel Company Voluntary Investment Program

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Investment income:
Net appreciation in fair value of registered investment companies	$2,242,927
Interest in Carpenter Technology Master Trust Fund income	58,918
Dividends	241,191
Total investment income	2,543,036
Interest income from notes receivable from participants	10,233
Contributions:
Participant	1,164,378
Participant rollover	1,037
Total contributions	1,165,415
Benefits paid to participants	(356,507)
Administrative expenses	(1,400)
Net increase	3,360,777
Net assets available for benefits, beginning of year	12,846,937
Net assets available for benefits, end of year	$16,207,714

See accompanying notes to financial statements.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

1.              Description of the Plan

The following description of the Latrobe Steel Company Voluntary Investment Program (the “Plan”) provides general information.  A more complete description of the Plan’s provisions can be found in the plan document, which is available to participants upon request from Latrobe Specialty Metals Company (the “Company”) or Carpenter Technology Corporation (the “Plan Sponsor”).

General

The Plan is a defined contribution which covers substantially all union employees of the Company.  On February 29, 2012, the Company was acquired by the Plan Sponsor.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of annual compensation on a pre-tax basis, as defined by the plan document.  Participants who have attained age 50 before the end of the plan year are eligible to make “catch-up contributions”, which are additional pre-tax contributions.  Participants may also contribute amounts representing rollover distributions from other qualified pension plans.  Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participants.  The Company does not match participant contributions in accordance with the plan document.  Participants direct the investment of all contributions into various investment options offered by the Plan.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of plan earnings based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All contributions and plan earnings thereon are immediately and fully vested and non-forfeitable.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

1.              Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the amount of the highest outstanding loan balance on any plan loan during the preceding twelve months, or 50% of their vested account balance minus the current outstanding balance on any other plan loan.  Terms range from one to five years for a general purpose loan, and one to ten years for a primary residence loan.  The loans are secured by the balance in the participant’s account and bear interest at 4.25% at December 31, 2013, which represents the Prime Rate on the last business day of the month preceding the month in which the loan was distributed plus 1%.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits paid to participants include participant withdrawals and participant distributions.  Participant withdrawals include hardship withdrawals, non-hardship withdrawals, and withdrawals after age 59½.  Participant withdrawals are subject to certain restrictions as defined by the plan document.  Upon termination of service due to death, disability, retirement, or other reasons, participants are eligible to receive a lump sum distribution.  A participant may elect to defer such distribution provided the account balance is at least $5,000.  The total distribution of benefits to all separated participants must occur by April 1st of the year following the year in which the participant attains age 70½.  The payment of benefits from the Carpenter Technology Stock Fund is made in shares of the Company’s common stock or cash, at the participant’s option.  All other payments of benefits are made in cash.

2.              Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  A portion of the Plan’s assets are invested in fully benefit-responsive investment contracts through its investment in the Standish Mellon Stable Value Fund within the Carpenter Technology Master Trust Fund.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

2.              Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a detailed discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Administrative Expenses

The Plan’s assets are administered under a contract with The Vanguard Group (the “Trustee”).  The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes benefit payments to participants.  Transaction fees and certain administrative fees are paid by the participant.  The remaining administrative fees are netted against investment income in the Statement of Changes in Net Assets Available for Benefits.  All other fees are paid by the Company.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

2.              Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.              Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.  The levels of the fair value hierarchy are as follows:

Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets.  These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data.  Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets and other observable inputs.

Level 3 — Fair value is based on significant unobservable inputs.  Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows and similar techniques.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

3.              Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered Investment Companies:  Valued at closing price reported on the active market on which the individual securities are traded.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.

Carpenter Technology Master Trust Fund:

Carpenter Technology Stock Fund - Valued at closing price of the Company’s common stock as reported on the active market on which the securities are traded.

Standish Mellon Stable Value Fund — Valued at the NAV of units of the fund.  This fund invests in high credit quality fixed income securities within contracts that are intended to minimize market volatility and guaranteed investment contracts (“GICs”) issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds and money market securities.  There are no unfunded commitments or significant redemption restrictions.  The NAV is based on investments are valued based on the fair value of the underlying assets which consists of short-term investment funds, Traditional GICs, Fixed Maturity Synthetic GICs and Constant Duration Synthetic GICs as follows:

•                  Short-term investment funds are valued based on quoted market values reported on active markets on which the individual securities are traded.

•                  Traditional GICs are unsecured, general account obligations of insurance companies backed by the general account assets of the insurance company that writes the investment contract. The fair values for traditional GICs are calculated using the present value for the contract’s future cash flows discounted by comparable duration.

•                  Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  Underlying assets consist of bond funds, U.S. Government securities, mortgage backed securities and other securities.  The fair values for fixed maturity GICs are calculated using the sum, of all the underlying assets market values based on market values reported on active markets on which the individual securities are traded.  However, the individual contracts are not actively traded.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

3.              Fair Value Measurements (continued)

•                  Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio.  The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  Underlying assets consist of bonds funds, U.S. Government securities, mortgage backed securities and asset backed securities.  The fair values for constant duration synthetic GICs are determined by reference to the net asset values reported by the investment managers holding the funds.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.  Information for the Plan’s investment in the Carpenter Technology Master Trust can be found in Note 5.

2013	Level 1
Balanced funds	$6,950,553
Bond funds	348,662
Domestic equity funds	5,234,838
International equity funds	1,167,321
Money market funds	7,277
Total assets excluding plan interest in Master Trust, at fair value	$13,708,651

2012	Level 1
Balanced funds	$5,530,414
Bond funds	675,534
Domestic equity funds	3,555,165
International equity funds	943,545
Total assets excluding plan interest in Master Trust, at fair value	$10,704,658

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

4.              Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2013	2012
Vanguard Target Retirement 2030 Fund	$2,282,301	$1,830,611
Vanguard Target Retirement 2020 Fund	$1,904,689	$1,520,561
Wasatch Core Growth Fund; Institutional Class Shares	$1,812,937	$1,384,306
Vanguard Institutional Index Fund; Institutional Shares	$1,537,830	$1,110,274
T. Rowe Price Inst Large Cap Growth Fund; Inst Class	$1,152,081	$784,720
American Funds EuroPacific Growth Fund; Class R-6	$1,149,401	$943,545
Vanguard Target Retirement 2040 Fund	$833,207	*
PIMCO Total Return Fund; Institutional Class	*	$675,534

* does not represent 5% of investments for this year

5.              Investment in the Carpenter Technology Master Trust Fund

Effective January 1, 2013, the Plan became a participating plan in the Carpenter Technology Master Trust Fund (the “Master Trust”).  The Master Trust holds certain investments of the Company’s participating plans, which include the Plan, the Savings Plan of Carpenter Technology Corporation, the Savings Plan of Amega West Services, LLC, and the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012.  The Master Trust maintains a separate account for each of the participating Plans’ assets and liabilities held.  As of December 31, 2013, the Plan’s undivided interest in the net assets of the Master Trust was 1.5%.

The Master Trust is invested in two funds — the Carpenter Technology Stock Fund and the Standish Mellon Stable Value Fund.

Carpenter Technology Stock Fund:  The Carpenter Technology Stock Fund holds investments in the common stock of the Company.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

5.              Investment in the Carpenter Technology Master Trust Fund (continued)

Standish Mellon Stable Value Fund:  This fund is invested in fully benefit-responsive investment contracts.  There were no reserves against contract value for credit risk of the underlying investments of the fund.  The crediting interest rate was based on a formula agreed upon with the various issuers.  The fully benefit-responsive investments had minimum crediting interest rates, which reset periodically.

Certain events limited the ability to transact at contract value with the various issuers.  Such events included the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Company does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

The underlying fully benefit-responsive investment contracts did not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields of Standish Mellon Stable Value Fund:	2013
Based on actual earnings	1.90%
Based on interest rate credited to participants	1.88%

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

5.              Investment in the Carpenter Technology Master Trust Fund (continued)

The total assets of the Master Trust were as follows as of December 31, 2013:

	2013
Investments, at fair value:
Standish Mellon Stable Value Fund
Monumental Life (Aegon)	$28,675,049	*
ING Life & Annuity Co (MCA 60410)	17,848,456	*
Prudential (GA-62204)	17,759,487	*
United of Omaha	17,041,490	*
Bank of New York Mellon	5,597,222
Prudential (GA-62222)	2,521,232
Natixis Financial Products	—
ING Life & Annuity Co (IUS0410)	—
Total Standish Mellon Stable Value Fund	89,442,936
Carpenter Technology Corporation Stock Fund	59,929,603	*
Assets in Master Trust, reflecting investments at fair value	149,372,539
Adjustment from fair value to contract value for fully benefit-responsive contracts	(819,122)

Net assets in Master Trust	$148,553,417

* represents 5% of investments

Plan interest in Master Trust, at fair value	$2,261,207
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,865)

Plan interest in Master Trust	$2,241,342

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

5.              Investment in the Carpenter Technology Master Trust Fund (continued)

The total investment income of the Master Trust for the year ended December 31, 2013 was as follows:

Net appreciation in fair value of investments:
Carpenter Technology Corporation Stock Fund	$11,373,746
Interest and dividends:
Standish Mellon Stable Value Fund	1,553,478
Carpenter Technology Corporation Stock Fund	802,052
Total investment income	$13,729,276

The change in the total assets of the Master Trust for 2013 was as follows:

Investment income:
Net appreciation in fair value of investments	$11,373,746
Interest and dividends	2,355,530
Total investment income	13,729,276
Net transfers	(29,844,777)
Net decrease	(16,115,501)
Net assets available for benefits, beginning of year	164,668,918
Net assets available for benefits, end of year	$148,553,417

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

5.              Investment in the Carpenter Technology Master Trust Fund (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2013:

2013	Level 1	Level 2	Total
Carpenter Technology Stock Fund	$59,929,603	$—	$59,929,603
Standish Mellon Stable Value Fund
Short-term investment funds	5,597,222	—	5,597,222
Traditional GICs	—	2,521,232	2,521,232
Fixed maturity synthetic GICs:
Corporate bonds	—	351,890	351,890
U.S. Government securities	—	14,690,493	14,690,493
Mortgage backed securities	—	945,924	945,924
Other securities	—	1,053,183	1,053,183
Constant duration synthetic GICs:
Corporate bonds	—	33,844,614	33,844,614
U.S. Government securities	—	10,225,683	10,225,683
Mortgage backed securities	—	11,835,572	11,835,572
Asset backed securities	—	8,377,123	8,377,123
Total Standish Mellon Stable Value Fund	5,597,222	83,845,714	89,442,936
Total Carpenter Technology Master Trust	$65,526,825	$83,845,714	$149,372,539

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

6.              Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments are managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.  Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances.  These transactions qualify as party-in-interest.  Fees paid by the Plan in 2013 to the Trustee for investment management services related to these funds totaled $788.

The Carpenter Technology Stock Fund held in the Master Trust at December 31, 2013 is invested in shares of Carpenter Technology Corporation, the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions.  Fees paid to the Trustee by the Plan in 2013 for investment management services related to this fund totaled $0.  In addition, total purchases and sales, at market value, for 2013 were $81,651 and $10,413 respectively.  The Carpenter Technology Stock Fund included 1,481 of equivalent shares with a share price of $62.20 as of December 31, 2013.

Certain administrative functions of the Plan are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to, at any time, terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will remain fully vested in their accounts.

8.  Tax Status

Although the Plan has not requested a determination letter from the Internal Revenue Service (“IRS”) as to the Plan’s tax-exempt status, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

8.              Tax Status (Continued)

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.              Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2013 and 2012

10.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available and total investment income per the financial statements to the Form 5500:

	December 31,	December 31,
	2013	2012
Net assets available for benefits, at contract value, per the financial statements	$16,207,714	$12,846,937
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	19,865	—
Net assets available for benefits, at fair value, per Form 5500	$16,227,579	$12,846,937

Year Ended
December 31,
2013
Investment income, per the financial statements	$2,543,036
Interest from notes receivable from participants	10,233
Change in adjustment from contract value to fair value for fully benefit responsive investment contracts	19,865
Investment income, per Form 5500	$2,573,134

Latrobe Steel Company Voluntary Investment Program

Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4(i)	PN: 019

December 31, 2013

	(b)	(c)	(e)
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Current Value
	Registered Investment Companies:
	American Funds	American Funds EuroPacific Growth Fund; Class R-6	$1,149,401
	Loomis Sayles	Loomis Sayles Value Fund; Class N	424,149
	PIMCO	PIMCO Total Return Fund; Institutional Class	340,918
	T. Rowe Price	T. Rowe Price Inst Large Cap Growth Fund; Inst Class	1,152,081
*	Vanguard	Vanguard Institutional Index Fund; Institutional Shares	1,537,830
*	Vanguard	Vanguard Mid-Cap Index Fund; Institutional Shares	148,504
*	Vanguard	Vanguard Prime Money Market Fund	7,277
*	Vanguard	Vanguard Small-Cap Index Fund; Institutional Shares	159,337
*	Vanguard	Vanguard Target Retirement 2010 Fund	353,768
*	Vanguard	Vanguard Target Retirement 2015 Fund	401,030
*	Vanguard	Vanguard Target Retirement 2020 Fund	1,904,689
*	Vanguard	Vanguard Target Retirement 2025 Fund	501,953
*	Vanguard	Vanguard Target Retirement 2030 Fund	2,282,301
*	Vanguard	Vanguard Target Retirement 2035 Fund	268,600
*	Vanguard	Vanguard Target Retirement 2040 Fund	833,207
*	Vanguard	Vanguard Target Retirement 2045 Fund	145,955
*	Vanguard	Vanguard Target Retirement 2050 Fund	27,440
*	Vanguard	Vanguard Target Retirement 2055 Fund	37,381
*	Vanguard	Vanguard Target Retirement Income	194,229
*	Vanguard	Vanguard Total Bond Market Index Fund; Signal Shares	7,744
*	Vanguard	Vanguard Total International Stock Index Fund; Inst Shares	17,920
	Wasatch Computer Technology	Wasatch Core Growth Fund; Institutional Class Shares	1,812,937
	Total Registered Investment Companies		$13,708,651
*	Participant Loans	Loans to Participants	$257,721
		Interest rate 4.25%

	Total		$13,966,372

Historical cost has not been presented, as all assets are participant directed

*	indicates Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Latrobe Steel Company Voluntary
Investment Program
(Name of Plan)

Date: June 27, 2014	By:	/s/ Tony R. Thene
Tony R. Thene
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm